Mail Stop 3561

June 29, 2006

Mr. John H. Treglia
President, Chief Executive Officer, Secretary and Director
Comprehensive Healthcare Solutions, Inc.
45 Ludlow Street, Suite 602
Yonkers, New York 10705

> **RE: Comprehensive Healthcare Solutions, Inc.**
> **Form 10-K for fiscal year ended February 28, 2006**
> **Filed June 13, 2006**
> **File No. 033-08955**

Dear Mr. Treglia:

We have reviewed the responses in your letter dated June 12, 2006 and have the following additional comments. Please be as detailed as necessary in your explanation so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of the letter.

Form 10-KSB for Fiscal Year Ended February 28, 2006

General

1. We considered your response to comment 2 from our letter dated December 13, 2005. We reviewed the response letter uploaded to EDGAR as a CORRES file on March 28, 2006 noting that you uploaded the same response letter that was uploaded on October 14, 2005. The comment is therefore repeated. Please submit a complete version of your October 14, 2005 response letter via EDGAR as a CORRES file. The submission should include detailed explanations as to how you planned to revise your periodic filings or reference to attachments that include your proposed amendments. For example, your proposed amendments

were provided to the SEC in paper form but were not submitted via EDGAR. Absent the detailed proposed amended language your stand alone responses do not adequately address our comment letter dated May 5, 2005. Further, you have not included supplemental supporting schedules in all cases in which you refer to them in your response. For example, your response to comment 20 from our comment letter dated May 5, 2005 states that the supporting cash flow schedule was attached, but the schedule was not included in your response. Please attach this supporting schedule and any other supplemental schedules you reference in your October 14, 2004 response letter to be uploaded to EDGAR.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 20

2. Please revise to provide quantified discussion of your results of operations attributed to your audiological business and your discount card business. Please also provide discussions for changes in your gross profit percentage. In this regard, we note that you disclose that the cost of sales increase was due to printing of medical discount cards for which very limited revenue had been achieved. Absent adequate disclosure we assume that since your revenues increased by approximately 14% that your audiological business gross profit percentage for your year ended February 28, 2006 was considerably higher than your audiological business gross profit percentage for your year ended February 28, 2005. If this is the case, it should be discussed. If it is not the case, additional discussion should be provided. Refer to Item 303 of Regulation S-B.

Item 8. Financial Statements, page 24

3. We considered your response to comment 10 from our letter dated December 13, 2005. You have made changes to your year ended February 28, 2005 financial statements which were previously issued. Please revise to provide all disclosures required by SFAS 154. In particular, you should ensure that you disclose the previously filed amounts, changes made and restated amounts for each financial statement line item affected. Additionally, on the face of each of the financial statements and footnotes that are affected by the restatement, please clearly label the headings and applicable periods as restated. Finally, as stated in AU 561.06a, your auditors should refer to the restatement note describing the revisions in their auditors' report.

Consolidated Statements of Operations, page 27

4. You present a $265,313 loss from the sale of Comprehensive Network Solutions,
    Inc. ("CNS") below your "Loss from operations" subtotal. This amount should be
    included above your "Loss from operations" subtotal. Refer to paragraph 45 of
    SFAS 144. Please revise.

Notes to Consolidated Financial Statements, page 30

Note 2. Summary of Significant Accounting Policies, page 31

Revenue Recognition, page 32

5. We considered your response to comment 14 from our letter dated December 13,
    2005. In the response you state that you sell products as a package of
    audiological services. This package consists of pre-exam, hearing aids, fitting of
    hearing aids and subsequent follow-up of the patients hearing capability. Your
    revenue recognition policy states that you recognize revenue when product is sold
    and service is completed. Please tell us your consideration of EITF 00-21.
    Specifically tell us your consideration of whether the products and services
    included in the package represent separate units of accounting. To the extent that
    you believe that the elements included in the package do not represent separate
    units of accounting please tell us, with reference to authoritative guidance, why
    your current revenue recognition policy is correct considering the fact that follow-
    up visits are included in the package. Please revise your revenue recognition
    policy to more clearly disclose this packaged sale and provide disclosure required
    by paragraph 18 of EITF 00-21.

Note 3. Number of Shares Outstanding, page 35

6. You disclose that you have only 744,444 shares that could potentially dilute basic
    EPS in the future that were not included in the computation of diluted EPS
    because to do so would have been antidilutive for the period ended February 28,
    2006. Based on review of Note 7 as of February 28, 2006 you had debt that was
    convertible into 1,853,333 shares and warrants providing the rights to purchase
    7,591,329 shares. Please revise.

Note 7. Convertible Debentures and Warrants, page 36

7. In June, August and November of 2005 you sold convertible debentures and issued warrants to various entities.

    o   Please tell us, with reference to authoritative literature, how you determined that the conversion features were not liabilities at the date of issuance. In this regard, please tell us if the convertible debt is considered conventional convertible as discussed in paragraph 4 of EITF 00-19.

    o   Based on review of the consolidated statements of stockholders' equity you increased paid in capital by $580,219 for what is described as "Derivatives and warrants issued in connection to sales of debentures." Please tell us what is included in this amount. In this regard, in Note 7 you disclose that you allocated only $531,000 to beneficial conversion features.

    o   If you determined that the conversion options were within the scope of EITF 98-5 please tell us your consideration of paragraph 6 of EITF 98-5. In this regard, it would appear that you have allocated an amount related to the intrinsic value of the conversion option in excess of the amount of proceeds allocated to the convertible debt after allocating the warrant fair value.

    o   You immediately expensed the beneficial conversion features as the debentures are immediately convertible. Please tell us your consideration of EITF 00-27 paragraph 6 which states that if the debenture has a stated redemption date the amount attributed to the beneficial conversion feature should be amortized as an expense from the date of issuance to the redemption date.

    o   Please tell us your consideration of paragraph 19 of EITF 00-19 at each issuance date and balance sheet date subsequent to issuance. In this regard, we noted that as of February 28, 2006 you had 20,000,000 authorized shares and 15,365,598 issued and outstanding shares. As of February 28, 2006 you also had debt that was convertible into 1,853,333 shares and warrants exercisable into 7,591,329 shares. It would therefore appear that as of February 28, 2006 there were not enough authorized and unissued shares to satisfy all potentially convertible or exercisable instruments. As a result, per paragraphs 10 and 19 of EITF 00-19, it would appear that as of February 28, 2006 your conversion options should be classified as liabilities at their respective fair values.

> o In Note 2 you disclose that the fair value of these warrants and conversion
> features are shown on the Company's balance sheet and the unrealized
> changes in the values of these derivatives are shown in the Company's
> consolidated statement of operations as "Gain (loss) on derivative liabilities."
> We did not see this line item in your consolidated statement of operations. In
> Note 7 you disclose that the liability was re-measured on February 28, 2006
> and interest income of $51,000 was recorded and the liability was reduced.
> Please revise Note 2 or add the line item "Gain (loss) on derivative liabilities"
> to your consolidated statement of operations.
>
> o We also did not see the material agreements, including, but not limited to, the
> document containing the registration rights provision, listed or provided as
> exhibits in this filing or in any other previous filings. Please revise to include
> all material agreements as exhibits. Refer to paragraph Item 601(b)(10) of
> Regulation S-B.

Item 9A. Controls and Procedures, page 38

8. Item 308 of Regulation S-B requires that you disclose any change in your internal
control over financial reporting identified in connection with the evaluation
required by paragraph (d) of Exchange Act Rule 240.13a-15 or 240.15d-15 that
occurred during "your last fiscal quarter" (your fourth fiscal quarter in the case of
a Form 10-KSB) that has materially affected, or is reasonably likely to materially
affect, your internal control over financial reporting. You disclose that there have
not been any changes "subsequent to the fourth quarter of 2006." Please revise.

Exhibits

9. On September 13, 2002 and September 26, 2005 you filed a Form S-8 which
incorporates by reference all exchange act reports filed subsequent to the date of
the registration statement and prior to the filing of a post-effective amendment
which indicates that all securities offered have been sold or which deregisters all
securities then remaining unsold. If these registration statements were still
effective on June 13, 2006 please tell us why you did not obtain and a file consent
for the use the audit report included in your Form 10-KSB. Please revise or
advise.

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a supplemental response
letter that keys your responses to our comments. Detailed supplemental response letters
greatly facilitate our review. Please file your supplemental response letter on EDGAR.

Mr. John H. Treglia
Comprehensive Healthcare Solutions, Inc.
June 29, 2006
Page 6

Please understand that we may have additional comments after reviewing your responses to our comments.

    If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. Any other questions may be directed to me at (202) 551-3843.

            Sincerely,

            George F. Ohsiek, Jr.
            Branch Chief